

July 10, 2012

Via E-mail
Ms. Stephanie K. Kushner
Chief Financial Officer
Broadwind Energy, Inc.
47 East Chicago Avenue, Suite 332
Naperville, IL 60540

> **RE: Broadwind Energy, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for the Quarter ended March 31, 2012**
> **Filed May 9, 2012**
> **File No. 1-34278**

Dear Ms. Kushner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Summary of Critical Accounting Policies, page 38

Intangible Assets and Long-Lived Assets, page 39

2. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity, please provide the following disclosures:
    - The percentage by which fair value exceeds the carrying value;
    - A description of the assumptions that drive the estimated fair value;
    - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
    - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

    If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Item 15 – Exhibits and Financial Statement Schedules, page 48

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 56

General

 3. Please disclose the types of expenses that you include in the selling, general and administrative expenses line item.

Note 11 – Leases, page 70

4. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, please disclose this in your footnote. If our assumption is incorrect, please tell us how your accounting complies with ASC 840.

Note 17 – Segment Reporting, page 84

5. Please revise the table on page 85 to present for each segment revenues from external customers as well as intersegment revenues as required by ASC 280-10-50-22(a) and (b). Please present the elimination of intersegment revenues and intersegment profit (loss) separately from Corporate and Other. Please present intercompany eliminations related to segment assets separately as well. Refer to the examples set forth in ASC 280-10-55-48 and 55-49. Please disclose the segment(s) to which the intersegment products and services were sold and convey how the amount of any markup over cost included in a segment's operating profit (loss) was determined. To the extent that these intersegment transactions are material to a given segment's revenues and/or operating profit (loss), please also discuss with quantification their impact in MD&A.

6. You disclose on page 86 that two customers each accounted for more than ten percent of total net revenues. Please disclose, for each customer who represents ten percent or more of your revenues, the total amount of revenues from each such customer and the identity of the segment or segments reporting the revenues. See ASC 280-10-50-42.

Note 20 – Restructuring, page 88

7. Please enhance your disclosure to disclose the total amount of restructuring charges expected to be incurred as well as the cumulative amount of restructuring charges incurred to date for each major type of cost as well as for each reportable segment as required by ASC 420-10-50-1.

Form 10-Q for the Quarter Ended March 31, 2012

General

8. Please address the above comments in your interim filings as well, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief